EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2009	2008	2007	2006	2005

Profit	$259	$385	$494	$473	$364

Add:
Provision for income taxes	45	120	234	215	173

Deduct:
Partnership income	-	(3)	(7)	(4)	(6)

Profit before income taxes and partnership income	$304	$502	$721	$684	$531

Fixed charges:
Interest expense	$1,048	$1,159	$1,132	$1,029	$783
Rentals at computed interest*	5	6	5	6	5

Total fixed charges	$1,053	$1,165	$1,137	$1,035	$788

Profit before income taxes plus fixed charges	$1,357	$1,667	$1,858	$1,719	$1,319

Ratio of profit before income taxes plus fixed charges to fixed charges	1.29	1.43	1.63	1.66	1.67

*Those portions of rent expense that are representative of interest cost.